UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[                ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

DoubleLine ETF Trust

DoubleLine ETF Adviser LP

2002 North Tampa Street

Tampa, Florida 33602

Quasar Distributors, LLC

Three Canal Plaza, Suite 100

Portland, Maine 04101

Please send all communications regarding this Application to:

John J. O’Brien

Morgan Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

With a copy to:

Earl A. Lariscy

DoubleLine ETF Trust

2002 North Tampa Street

Tampa, Florida 33602

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on October 15, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of DoubleLine ETF Trust DoubleLine ETF Adviser LP Quasar Distributors, LLC File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.     SUMMARY OF APPLICATION

In this application, DoubleLine ETF Trust (“Trust”), DoubleLine ETF Adviser LP (“Adviser”), and Quasar Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETFs (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETFs listed in Exhibit A (the “Initial Funds”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).

[2]

All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.  APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveSharesSM ETFs. The Trust will be registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Funds. The Adviser is a Delaware limited partnership with its principal place of business in Tampa, Florida. The Adviser will be, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with affiliates of Precidian Funds LLC in order to offer ActiveShares ETFs.3

Subject to approval by the Funds’ board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Delaware limited liability company and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

III.  REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to that which are described in one or more patent applications.

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.  NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.   PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications as Exhibit B. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Earl A. Lariscy, sole Trustee of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the sole Trustee on October 15, 2021.

RESOLVED:	that the officers and agents (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) of the Trust shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) the Trust’s Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Exemptive Application”), in substantially the form presented to the Trustee; and it was further

RESOLVED:	that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Trust, to cause to be prepared, executed, delivered and filed with the Commission any amendments to the Exemptive Application and to take any and all actions and to prepare, execute, deliver and/or file such further amendments and any and all other agreements, documents, instruments and certificates as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action; and it was further

RESOLVED:	that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Trust in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Trust.

Jeffrey Sherman, President of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President. Mark Fairbanks, Vice President of the Distributor, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Vice President of the Distributor.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

DoubleLine ETF Trust

By:	/s/ Earl A. Lariscy
Name: Earl A. Lariscy
Title: Sole Initial Trustee

DoubleLine ETF Adviser LP

By:	/s/ Jeffrey Sherman
Name: Jeffrey Sherman
Title: President

Quasar Distributors, LLC
By:
Name: Mark Fairbanks
Title: Vice President

EXHIBIT A

Initial Funds

DoubleLine Opportunistic Bond ETF

The Fund’s investment objective is to seek to maximize current income and total return.

DoubleLine Shiller CAPE® U.S. Equities ETF

The Fund’s investment objective is to seek total return which exceeds the total return of an index measuring the largest U.S. publicly traded companies.

EXHIBIT B

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, DoubleLine ETF Trust; that he is the sole Trustee of such entity; and that all actions taken by the sole Trustee or other persons necessary to authorize deponent to execute and file such instrument this 15th day of October, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Earl A. Lariscy
Name: Earl A. Lariscy

Title: Sole Trustee

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of DoubleLine ETF Adviser LP; that he is the President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 15th day of October, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey Sherman
Name: Jeffrey Sherman
Title: President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Quasar Distributors, LLC; that he is the Vice President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 15th day of October, 2021, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
Name: Mark Fairbanks

Title: Vice President